UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	May 2009

SEC File No. 000-53294

ANIMAS RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Interim Financial Statements: Three Months Ended 3/31/2009

   Form 52-109FV2: CEO Certification of Interim Filings

   Form 52-109FV2: CFO Certification of Interim Filings

   Management’s Discussion and Analysis

2.  Notice of Meeting, dated May 1, 2009

    Management Information Circular, dated May 1, 2009

    Form of Proxy

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F                        Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd. -- SEC File No. 000-53294 (Registrant)

Date: May 29, 2009	/s/ Winnie Wong
Winnie Wong, Chief Financial Officer